SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  July 5, 2006

Commission File Number 000-50634

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated July 5, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

“James E. Sinclair”

Date:   July 5, 2006

James E. Sinclair, Chief Executive Officer

Exhibit 1

Corporate Office: 93 Benton Hill Road Sharon, CT 06069 Tel: (860) 364-1830 Fax: (860) 364-0673 Email: investors@TanzanianRoyaltyExploration.com Website: www.TanzanianRoyaltyExploration.com	Form 20-F, File No. 0-50634 Trade Symbol: TSX: TNX AMEX: TRE Vancouver Office: Suite 1400 – 355 Burrard Street Vancouver, B.C. V6C 2G8 Tel: (604) 669-5598 Fax: (604) 669-8915

News Release -  July 5, 2006

Tanzanian Royalty Reports Impressive Gold Values

Over Substantial Widths at Itetemia Project in Tanzania

Tanzanian Royalty Exploration Corporation is pleased to announce that assay results have been received from the first of four diamond drill holes currently being drilled on the Golden Horseshoe Reef (GHR) at its Itetemia Project in Tanzania.  The GHR is situated on a sub-parallel structure immediately to the east of Barrick’s Bulyanhulu gold mine.

Assay results for GHDD-029 in the GHR include the following:

Golden Horseshoe Reef
Hole No.	From (Metres)	To (Metres)	Intercept (Metres)	Gold (grams/tonne)	Including
GHDD-029	194.60	215.18	20.58	3.69	2.5m @ 6.13g/t
					4.0m @ 6.75g/t

The true width of these intercepts is estimated to be 50% of the down hole intersections.

The steeply-dipping to near-vertical mineralized zone consists of a higher-grade hanging wall (2.50 m @ 6.13 g/t) and a similar grading footwall (4.00 m @ 6.75 g/t), with a 13 metre intervening section averaging 2.33 g/t. Duplicate results are still pending.

The mineralization is typically characterized by fine-to-medium-grained sulphides (predominantly pyrite and pyrrhotite) and increased silica and carbonate alteration.

According to Tanzanian Royalty Chairman and CEO, Jim Sinclair, “These initial results suggest a broad distribution of economically attractive gold values in the GHR and reaffirm our belief that its full potential remains to be fully established.”

Since the return of the Itetemia prospecting licenses from Barrick East Africa Limited in 2004, no further exploration work had taken place. As part of the Company’s re-evaluation of this important asset, historic drill hole data was assembled and examined in considerable detail.

Zones of anomalous gold mineralization were identified from the data and grade composites were re-calculated using a minimum cutoff grade of 6 g/t and a minimum intersect thickness of one metre. Bulk gold content for each composite was subsequently calculated and plotted onto a longitudinal section of the GHR. A spatial distribution analysis of the bulk gold content was then performed, focusing on the higher grade composites exceeding 31 gm/t.

This procedure helped recognize a well-defined, higher grade “pay shoot” with a pitch of 55–60 degrees to the west. A search envelope was subsequently defined that emphasized the pay shoot and allowed for the bulk gold content data to be contoured on a longitudinal section.  (See longitudinal section attached).

The latest phase of drilling at Itetemia is targeting specific depths or pierce points along the modeled pay shoot. Three holes have been completed to date (GHDD-029, GHDD-030 and GHDD-031) and the fourth (GHDD-032) is nearing target depth.

“The first three drill holes completed thus far succeeded in intersecting the GHR zone within 50 metres of the planned pierce points and within the 31gm/t envelope,” said the Company’s president, John Deane.

Future Plans

Should the remaining three drill holes confirm the existence of the modeled pay shoot, an infill diamond drilling program will be considered as a means of providing a greater constraint on the assumed pay shoot, along with a higher drill hole density for resource estimation purposes.

Given the present drill hole density, the precise strike extent of this higher-grade pay shoot remains to be clearly defined at depth. However, higher grade values near surface have been established by drilling for at least 250 metes along strike, Deane noted.

Other Projects

In addition to the exploration activity at Itetemia, Tanzanian Royalty is undertaking a Reverse Circulation (RC) drilling program on several kimberlite targets on its 853 square kilometers Mwadui Project. The world famous Mwadui diamond mine is centrally located within the project area.

Analysis

Fire assay with flame AAS finish was conducted by SGS Laboratories in Mwanza, Tanzania.  Duplicates and Standards were inserted in the sample stream sent to SGS and subsequent analysis shows the standards to fall within analytically acceptable (5% standard deviation) limits.

Qualified Person

The Company’s Qualified Person is Mr. Peter Chadwick, M.Sc. University of Cape Town (1993), a registered scientist with SACNASP (Reg. No. 400082/93) and a Fellow of the Society of Economic Geologists.  Mr. Chadwick personally undertook the re-evaluation of the Golden Horseshoe Reef in addition to the geological logging and sampling of the drill core.

Respectfully Submitted,

“James E. Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors -  The United States Securities and Exchange Commission permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as “measured”, “indicated”, and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Golden Horseshoe Reef
Longitudinal Section

West
East
GHDD-29
GHDD-30
GHDD-31
D
Projected pierce point of GHDD-32
Modelled Plunge of High-Grade Ore Shoot
31
55
-100m
-200m
-300m
-400m
-500m
-600m
-700m
-800m
-900m
Depth Below Surface (m)
2300mE
2400mE
2500mE
2600mE
2700mE
2800mE
Grid Easting

Contour (Inverse Distance Squared) of Au (g/t) x thickness (m)

Drill hole pierce points

- ● High Grade: Au (g/t) x thickness (m) > 31 gm/t
- ● High Grade: Au > 6 g/t but narrow (1 - 2 m thick)
- ● Low Grade: Au < 6 g/t & thickness < 1 m
- ✚ Intersect positions - this drill program